Mail Stop 3561

January 11, 2007

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

Re: **Drinks Americas Holdings, Ltd.**
       Form 10-KSB Correspondence
       Filed November 2, 2006
       File No. 000-19086

Dear Mr. Kenny:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB

Financial Statements

Fair Value

1. We note the fair value of the common stock and warrants were based upon a restrictive stock discount of 30%. These types of discounts are generally not considered to comply with GAAP due to their subjective nature. Your statement that the 30% discount is based upon the limited daily trading

activity of your stock and price fluctuations in addition to discounts noted in restrictive stock studies, which have ranged from 25% to 45%, appears to be highly subjective. We believe the transactions should be recorded based on the market value of the securities exchanged. We believe GAAP requires the use of quoted market prices where available to measure fair value, without discounts for thinly-traded shares, block discounts, or Rule 144 restrictions, as discussed in paragraph 10(a) of APB 25, paragraphs 5 and 58 of SFAS 107, and paragraph 3(a) of SFAS 115. Please revise the financial statements to record the transactions based on the market value of the securities exchanged.

Rheingold Intangible Asset

2. With respect to the planned restatement of the financial statements, it appears that you were required to file an Item 4.02 Form 8-K, and possibly an Item 2.06 Form 8-K. Please file the necessary Form 8-K(s).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies